Exhibit 4.4

English Summary of Hebrew Original

Addendum to Lease Agreement (the “Lease Agreement”), dated December 4, 2024, between Silicom
Ltd. and Techhouse Holdings Ltd. (the "Lessor")

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew language agreement and is intended solely as a general presentation of the agreement.

Reduced Premises

The parties agreed that the Company will vacate the ground floor of the premises and 90.75 sq/m of the fourth floor.

Reduced Rent

Commencing from January 1, 2024, and subject to the vacation of the reduced areas, the Company will pay the rent reduced by 21,845.70 NIS plus VAT.

General

1.	The parties agree that the service charge paid by the Company shall also be reduced in line with the reduced premises.

2.	It is clarified that apart from what is written in this addendum, the Lease Agreement shall continue to bind the parties.